Exhibit 99.1

Claude Resources Inc. Announces to Voluntarily Delist Common Shares from the NYSE MKT

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, Oct. 9, 2013 /CNW/ - Claude Resources Inc. (TSX: CRJ, NYSE MKT: CGR) ("Claude" and or the "Company") today announced its intention to voluntarily delist its common shares (the "Shares") from the NYSE MKT. The Company's shares will continue to trade on the Toronto Stock Exchange ("TSX").

Based on the general tone of the resource sector and the Company's ongoing pursuit to rationalize its corporate expenditures, the Company has decided to delist its Shares from the NYSE MKT. The Company is confident that the listing of its Shares on the TSX will provide sufficient liquidity to maintain an orderly market for its shares. The delisting of Claude Shares from the NYSE MKT will not change the ownership of U.S. shareholders and U.S. shareholders will be able to trade the Shares through the TSX going forward.

Claude delivered notice today to NYSE MKT LLC that it intends to delist the Shares. As disclosed in the notice, Claude expects to file a notification of removal from listing on the NYSE MKT on Form 25 with the U.S. Securities and Exchange Commission ("SEC") on or about October 21, 2013. The withdrawal of the Shares from listing should be effective 10 days after the filing of the notice on Form 25 with the SEC. Accordingly, the Company anticipates that the last day of trading for the Shares on the NYSE MKT will be on or about October 31, 2013. Following delisting of the Shares, Claude will continue to file or furnish reports with the SEC. However, the Company also announced that it intends at a future date, when permitted under SEC rules, to terminate its registration of the Shares with the SEC.

The delisting of the Shares from the NYSE MKT will not affect the listing of the Shares on the

TSX and the Shares will continue to trade on the TSX after the NYSE MKT delisting becomes effective.

Claude will comply with, and continue to be subject to, the federal laws of Canada, the jurisdiction in which Claude is incorporated, as well as Canadian securities laws and corporate governance rules applicable to Canadian publicly listed companies, including the rules of the TSX.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 16:15e 09-OCT-13